SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2018
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Information Circular
2	Form of Proxy
3	Voting Information Form
4	Abridgement Certificate

Documents 1, 2, 3 and 4 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 12, 2016 (File No. 333-211325), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	May 17, 2018	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer

DOCUMENT 1

NEOVASC INC.

NOTICE OF
ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS OF
NEOVASC INC.
TO BE HELD ON JUNE 4, 2018

MANAGEMENT INFORMATION CIRCULAR

DATED: MAY 2, 2018

NEOVASC INC.
Suite 5138 - 13562 Maycrest Way
Richmond, British Columbia
Canada V6V 2J7
Telephone No.:  (604) 270-4344 - Fax No.:  (604) 270-4384
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Neovasc Inc. (the “Company” or “Neovasc”) will be held at 2600 – 595 Burrard St., Vancouver, British Columbia, on June 4, 2018 at 8:00 a.m. (Vancouver time) for the following purposes:
1.	to receive and consider the audited financial statements of the Company for the year ended December 31, 2017 together with the auditor’s report thereon;
2.	to elect directors for the ensuing year;
3.
to consider, and if thought fit, to approve, with or without amendment, an ordinary resolution of disinterested shareholders to approve an amendment to, and unallocated options under, the Company’s existing stock option plan (the “Option Plan Amendment Resolution”);

4.
to consider and, if thought fit, to approve, with or without amendment, a special resolution of shareholders approving and authorizing an amendment to the Company’s articles to effect a consolidation of the issued and outstanding common shares (“Common Shares”) of the Company on the basis of up to 100 existing Common Shares for one new Common Share;

5.	to appoint an auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor; and
6.	to transact such other business as may properly come before the meeting.
The board of directors has fixed April 24, 2018 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed management information circular and proxy (or Voting Instruction Form, a “VIF”) and complete and deposit the proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the proxy to them.
DATED at Vancouver, British Columbia this 2nd day of May, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: Doug Janzen
Doug Janzen
Director

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

NEOVASC INC.
Suite 5138 - 13562 Maycrest Way
Richmond, British Columbia
Canada V6V 2J7
Telephone No.:  (604) 270-4344 - Fax No.:  (604) 270-4384

MANAGEMENT INFORMATION CIRCULAR
 as at May 2, 2018
This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Neovasc Inc. (the “Company” or “Neovasc”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held on June 4, 2018 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.
In this Management Information Circular, references to the “Company”, “Neovasc”, “we” and “our” refer to Neovasc Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.
GENERAL PROXY INFORMATION
Solicitation of Proxies
The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, executive officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of Common Shares held as of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
Appointment of Proxyholders
The individuals named in the accompanying form of proxy (the “Proxy”) are executive officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.
Voting by Proxyholder
The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:
(a)          each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)          any amendment to or variation of any matter identified therein; and
(c)          any other matter that properly comes before the Meeting.
In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.
Registered Shareholders
Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:
(a)
completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)
using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)
logging on to Computershare’s website at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.
Beneficial Shareholders
The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.
If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).
Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).
The Company is taking advantage of the provisions of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.
These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.
By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.
Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting. The Company does not intend to pay for intermediaries to forward to OBOs under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.
The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States
The solicitation of proxies and the matters to be voted on, as contemplated in this Management Information Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. As a “foreign private issuer” as defined under Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), the proxy solicitation rules under the 1934 Act, including Regulation 14A thereunder, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.
The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Canada Business Corporations Act, as amended (the “CBCA”), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its executive officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its executive officers and directors to subject themselves to a judgment by a United States court.
Revocation of Proxies
In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:
(a)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia V7X 1L3, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.
A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as disclosed herein, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted on at the meeting other than the election of directors and appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The board of directors (the “Board”) of the Company has fixed April 24, 2018 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.
The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “Nasdaq”). As of May 2, 2018, there were 1,681,060,910 Common Shares issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue an unlimited number of Preferred Shares, which do not have voting rights. There were no Preferred Shares issued and outstanding as at May 2, 2018.
No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.
To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 2, 2018.
FINANCIAL STATEMENTS
The audited financial statements of the Company for the year ended December 31, 2017, report of the auditor and related management discussion and analysis, all of which may be obtained from SEDAR at www.sedar.com, will be placed before the Meeting and have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.
VOTES NECESSARY TO PASS RESOLUTIONS
A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein, other than the Share Consolidation Resolution (as defined herein), which must be passed by two-thirds of affirmative votes cast at the Meeting. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.
PARTICULARS OF MATTERS TO BE ACTED UPON
1.	Election of Directors – See heading “Election of Directors”.
2.	Appointment of Auditor – See heading “Appointment of Auditor”.
3.	Approval of the Amended Option Plan and unallocated options thereunder – See heading “Amendment to Existing Option Plan”.
4.	Approval of Common Share Consolidation – See heading “Approval of Common Share Consolidation”.

ELECTION OF DIRECTORS
The articles of the Company set out that the number of directors of the Company will be a minimum of three and a maximum of twenty. The term of office of each of the six current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with provisions of the CBCA, each director elected will hold office until the conclusion of the next annual meeting of the Company, or if no director is then elected, until a successor is elected.
Majority Voting Policy
In accordance with good corporate governance practices and procedures, the Board amended the Company’s Majority Voting Policy (the “Amended Majority Voting Policy”) on March 8, 2017. The Amended Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is not greater than the number of directors to be elected), each director of the Company must be elected by the vote of a majority of the Company’s Common Shares, represented in person or by proxy, at such meeting. Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee.
If, in an uncontested election of directors, the number of Common Shares withheld for a nominee equals or exceeds the number of Common Shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation. The Corporate Governance and Nominating Committee of the Company will expeditiously consider whether to recommend to the Board whether or not to accept the resignation.  The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. In its deliberations, the Corporate Governance and Nominating Committee of the Company may consider such extenuating circumstances as it deems appropriate.
The Board shall determine whether or not to accept the resignation within ninety days of the relevant shareholders’ meeting. The Board shall accept the resignation absent extenuating circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or meetings of the Corporate Governance and Nominating Committee of the Board at which the resignation is considered.
The Company shall promptly issue a news release with the Board’s decision, which must fully state the reasons for that decision.
Nominees
The following table sets out the names of management’s six nominees for election as directors, all major offices and positions with the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 2, 2018:

Name, Country of Residence and Position	Principal Occupation or Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Paul Geyer(8) BC, Canada Director	CEO, Discovery Parks and Nimbus Synergies	Since November 2, 2000	2,145,218(2)
Alexei Marko BC, Canada Director	Director of the Company	Since June 12, 2003	300,022(3)
Doug Janzen(8)(9) BC, Canada Director	CEO, Aequus Pharmaceuticals Inc.	Since June 2, 2005	125,128 (4)
Steven Rubin(8)(10) Florida, USA Director	Executive Vice-President, Administration for OPKO Health, Inc.	Since July l, 2008 and predecessor company since 2007	206,881 (5)
Dr. Jane Hsiao(9)(10) Florida, USA Director	Vice-Chairman and Chief Technology Officer of OPKO Health, Inc.	Since July l, 2008 and predecessor company since 2007	2,576,923(6)
Dr. William O’Neill(9)(10) Michigan, USA Director	Medical Director, Center for Structural Heart Disease, Henry Ford Hospital, Detroit, Michigan	Since July l, 2008	643(7)

Notes:
(1)
The information as to principal occupation, business or employment (for the preceding five years for any new director) and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees themselves.

(2)
Of the 2,145,218 Common Shares over which Mr. Geyer exercises control, 334,239 Common Shares held in the name of 0778432 B.C. Ltd., a company in which Mr. Geyer is a majority shareholder; 534,385 Common Shares held in the name of Geyer Engineering Ltd., a company in which Mr. Geyer is a majority shareholder; 16,655 Common Shares held in the name of PNG Enterprise Foundation, a company in which Mr. Geyer is a majority shareholder; and 985,714 Common Shares held in the name of Quimby Investments (VCC) Ltd., a company in which Mr. Geyer is a majority shareholder. Mr. Geyer holds options to purchase 175,000 Common Shares.

(3)
Of the 300,022 Common Shares over which Mr. Marko exercises control, 32,871 Common Shares are held in the name of the Alexei J. Marko Family Trust, and 255,604 are held in his personal RRSP. Mr. Marko holds options to purchase 445,000 Common Shares.

(4)	Mr. Janzen holds options to purchase 180,000 Common Shares.
(5)	Mr. Rubin holds options to purchase 170,000 Common Shares.
(6)
Of the 2,576,923 Common Shares over which Dr. Hsiao exercises control, 1,785,714 are held in the name of Hsu Gamma Investment LP, a limited partnership in which Dr. Hsiao holds a majority interest. Dr. Hsiao holds options to purchase 160,000 Common Shares.

(7)	Dr. O’Neill holds options to purchase 160,000 Common Shares.
(8)	Member of the Audit Committee of the Board.
(9)	Member of the Compensation Committee of the Board.
(10)	Member of the Governance and Nominating Committee of the Board.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.
Director Biographies
Paul Geyer — Chairman of the Board and Director
Mr. Geyer is Chairman of the Board. On July 1, 2008, he resigned as President and Chief Executive Officer of the Company. Mr. Geyer has served on the Company’s board since November 2, 2000 and is a resident of British Columbia, Canada. In addition, Mr. Geyer is a member of the Company’s audit committee.
Since June 2009, Mr. Geyer has been Executive Chair of the board of directors of LightIntegra Technology Inc., a private medical device company focused on the development of the ThromboLux technology, used as a point of care device to determine platelet quality for blood transfusions. From June 2009 to March 2017, Mr. Geyer was Chief Executive Officer of LightIntegra Technology Inc.
Mr. Geyer is currently the Chief Executive Officer of Discovery Parks and Nimbus Synergies, focused on investment in the growth of Health Technology companies in BC. He is also an active angel investor and supporter of local technology and life sciences firms. Mr. Geyer is on the board of directors of several private Health Technology companies. Mr. Geyer is also a Board member and past Chairman of BC Social Venture Partners. In April 2011, Mr. Geyer was awarded the LifeSciences BC Leadership Award.
Dr. Jane Hsiao — Director
Dr. Hsiao has served as Vice‑Chairman and Chief Technical Officer of OPKO (NASDAQ: OPK) since May 2007 and as a director of OPKO since February 2007. Dr. Hsiao has served as Chairman of the Board of Non‑Invasive Monitoring Systems, Inc. (OTCBB: NIMU), a medical device company, since October 2008 and was named Interim Chief Executive Officer of Non‑Invasive Monitoring Systems, Inc. in February 2012. Dr. Hsiao is also a director of each of TransEnterix, Inc. (NYSE American: TRXC), a medical device company, Cocrystal Pharma, Inc. (NASDAQ: COCP), a publicly traded biotechnology company developing new treatments for viral diseases and OPKO Health, Inc. (NASDAQ:OPK). Dr. Hsiao previously served as a director for Sorrento Therapeutics, Inc. (NASDAQ: SRNE), a development‑stage biopharmaceutical company, PROLOR Biotech, Inc. prior to its acquisition by the Company in August 2013, and as Chairman of the Board of SafeSitch Medical, Inc. prior to its merger with TransEnterix, Inc. Dr. Hsiao was elected to the Company’s board of directors on July 1, 2008. She is a resident of the state of Florida, United States. Dr. Hsiao is also a member of the Company’s Compensation and Governance and Nominating Committee.
Douglas Janzen — Director
Mr. Janzen has been involved in the life sciences industry for the past 20 years. He is currently the CEO of Northview Ventures, an entity which invests in, and provides strategic advisory services to, a number of technology companies predominately in the life sciences industry. Mr. Janzen has also been a director of iCo Therapeutics Inc., a company listed on the TSXV, since March 2012. Most Recently, Mr. Janzen has taken the position of CEO of Aequus Pharmaceuticals Inc., which listed on the TSXV on March 17, 2015. Mr. Janzen was originally elected to the Company’s Board of Directors on June 2, 2005 and is a resident of British Columbia, Canada. In addition, Mr. Janzen is a member of the Company’s Audit and Compensation Committees.

Previously, he was President and CEO of Cardiome Pharma Corp. (Cardiome), a Nasdaq‑listed drug development company that completed an C$800 million licensing deal with subsidiaries of Merck & Co. and saw its lead product approved in Europe in 2010. Prior to his involvement with Cardiome, Mr. Janzen was an investment banker with Cormark Securities Inc., a Toronto‑based investment bank, acting as Managing Director of Life Sciences. Mr. Janzen is the past Chairman of Life Sciences British Columbia, has served as a director of Biotech Canada, and sits as a director on a number of public and private boards. Mr. Janzen is a past winner of Vancouver’s “Top 40 under 40” award.
Alexei Marko — Director
Alexei Marko’s almost 25 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Marko held management positions with Neovasc’s predecessor companies since 1999 and assumed the role of CEO in 2008 in conjunction with the company’s expansion and restructuring. Mr. Marko was appointed to the Company’s board of directors on June 12, 2003 and is a resident of British Columbia, Canada. Mr. Marko resigned from his position as Chief Executive Officer of Neovasc in January 2018.
In October 2007, Mr. Marko was appointed President and Chief Operating Officer of Medical Ventures Corp. (MEV), a predecessor company. Previously, Mr. Marko was the Vice President and Chief Operating Officer and Vice President, Development and Engineering of MEV.
Mr. Marko is a listed inventor on a number of issued or pending patents related to medical technologies. He is also a registered professional engineer and sits on the board of directors for the Medical Device Development Centre in Vancouver. In 2005, he was named one of Business in Vancouver’s “Top Forty Under 40” in recognition of his achievements.
Mr. Marko completed both his B.A.Sc. (Hons) at Queen’s University and an M.A.Sc. in electrical engineering at the University of British Columbia, specializing in medical device development.
Dr. William O’Neill — Director
Currently, Dr. O’Neill is the Medical Director, Center for Structural Heart Disease, Henry Ford Hospital, Detroit, Michigan. Previously, he was Executive Dean of Clinical Affairs and Chief Medical Officer, University of Miami Health System at the Miller School of Medicine, University of Miami. Prior to this position, from 1987 to 2006, Dr. O’Neill was the director of the division of Cardiovascular Disease at William Beaumont Hospital, Royal Oak, co‑director of the Beaumont Heart Center, Royal Oak, and Corporate Chief of Cardiology, William Beaumont Hospitals, Royal Oak and Troy. Dr. O’Neill was named Vice Chair Department of Internal Medicine for Research in January 2003. Prior to joining Beaumont, he was Director of the cardiac catheterization laboratory at the University of Michigan in Ann Arbor and was an Associate Professor of Medicine at the University of Michigan Medical School. Dr. O’Neill is an international leader in the field of interventional cardiology and in the research of new techniques to diagnose and treat obstructed heart arteries.
Dr. O’Neill was originally elected to the Company’s board of directors on July 1, 2008. He is a resident of the state of Michigan, United States. Dr. O’Neill is also a member of the Company’s Compensation and Governance and Nominating Committee.
He is certified in interventional cardiology and cardiovascular disease by the American Board of Internal Medicine. An author of more than 35 book chapters, 230 articles and 330 abstracts, Dr. O’Neill is a graduate of Wayne State University School of Medicine and completed a cardiology fellowship at the University of Michigan Hospital.

Steven Rubin — Director
Mr. Rubin has served as Executive Vice President — Administration of OPKO since May 2007 and as a director of OPKO since February 2007. Mr. Rubin currently serves on the board of directors of Red Violet Inc. (NASDAQ:RDVT), a leading provider of information and analytical solutions, Kidville, Inc. (OTCBB:KVIL), which operates large, upscale facilities, catering to newborns through five‑year‑old children and their families and offers a wide range of developmental classes for newborns to five‑year‑olds, Non‑Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Cocrystal Pharma, Inc. (NASDAQ: COCP), a biotechnology company developing new treatments for viral diseases, Chromadex Corporation (NASDAQ: CDXC), an integrated, global nutraceutical company devoted to improving the way people age, Eloxx Pharmaceuticals,Inc. (Formerly Sevion Therapeutics, Inc.) (OTCBB:ELOX), a clinical stage company which discovers and develops next‑generation biologics for the treatment of cancer and immunological diseases, and Castle Brands, Inc. (NYSE American: ROX), a developer and marketer of premium brand spirits. Mr. Rubin previously served as a director of Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., SciVac Therapeutics, Inc. prior to its merger with VBI Vaccines, Inc., Tiger X Medical, Inc. prior to its merger with BioCardia, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013. Mr. Rubin was elected to the Company’s board of directors on July 1, 2008. He is a resident of the state of Florida, United States. Mr. Rubin is also a member of the Company’s Audit and Governance and Nominating Committees.
Cease Trade Orders and Bankruptcies
No proposed director of the Company is, as of the date of this Management Information Circular, or has been, within the ten years prior to the date hereof, a director or chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to an order that was issued while the proposed director was acting as a director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
No proposed director of the Company is, at the date of this Management Information Circular, or has been within ten years before the date of this Management Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Penalties and Sanctions
No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
Individual Bankruptcies
No proposed director of the Company has, within the ten years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
APPOINTMENT OF AUDITOR
Grant Thornton LLP, Chartered Accountants, Suite 1600, 333 Seymour Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at remuneration to be fixed by the directors.
To be approved, the resolution must be passed by a majority of the votes cast by the holders of Common Shares at the Meeting.  Management recommends a vote “for” in respect of the resolution approving the appointment of the auditor and authorizing the directors to fix the auditor’s remuneration.
AMENDMENT TO EXISTING OPTION PLAN
The Company's stock option plan (the "Existing Option Plan"), in its current form, was last approved by shareholders at a meeting held on June 13, 2017 and amended by a resolution of the Board on April 12, 2018. At the Meeting, shareholders will be asked to consider a resolution (the “Option Plan Amendment Resolution”) to approve amendments to the Existing Option Plan (the "Amended Option Plan") to modify the maximum aggregate number of Common Shares available for issuance under the plan, as more fully described below.
Pursuant to the Existing Option Plan, the maximum aggregate number of Common Shares that may be reserved for issuance under the Existing Option Plan at any point in time is 10,515,860 Common Shares, less any Common Shares reserved for issuance under share options (“Options”) granted under share compensation arrangements other than the Existing Option Plan. If approved by the Company’s shareholders, the Amended Option Plan will modify the maximum number of Common Shares issuable under the Amended Option Plan such that the maximum number of Common Shares reserved for issuance under the Amended Option Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 15% of the issued and outstanding Common Shares from time to time. If approved by the Company’s shareholders, the Amended Option Plan will also modify the maximum number of Common Shares which may be issued under the Amended Option Plan as incentive stock options will be 450,000,000 Common Shares as adjusted from time to time pursuant to section 3.10 of the Amended Stock Option Plan in substantially the form appended as Schedule “A”.
For certain amendments to stock option plans, including increases to the number of Common Shares that can be issued under the plan, a stock option plan must be approved by a majority of the votes cast by all shareholders at a general meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be issued under the stock option plan; and (ii) associates of insiders to whom options may be issued under the stock option plan.  The people who are allowed to vote are referred to as “disinterested shareholders”. The term “insider” is defined in the Securities Act (Ontario) and includes, among other persons, directors and senior officers of a company and its subsidiaries and shareholders owning more than 10% of the voting securities of a company. Accordingly, disinterested shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Option Plan Amendment Resolution set out below. In order to be effective, the Option Plan Amendment Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by the disinterested shareholders and approved by the TSX.  As a result of these voting restrictions, 5,634,122 Common Shares will be excluded from voting on the Option Plan Amendment Resolution, which represents 0.34% of the issued and outstanding Common Shares of the Company as of May 2, 2018.

Other than as described above, the remainder of the provisions in the Amended Option Plan will be identical to those contained in the Existing Option Plan. For a detailed description of the provisions of the Existing Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans”. Reference should be made to Schedule "A" for the full text of the proposed Amended Option Plan.
The Board approved the amendments contemplated with the Amended Option Plan on April 30, 2018 subject to shareholder and regulatory approval, and the TSX has reviewed and approved the Amended Option Plan, subject to shareholder approval.
In the event that the Option Plan Amendment Resolution is not approved by shareholders of the Company at the Meeting, the Company will not be able to issue any Options under either the Amended Option Plan or the Existing Option Plan. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel our business, financial conditions and results of operations may be adversely affected.
At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution substantially in the following form:
“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT:
1.
the Company is hereby authorized to adopt the Amended Option Plan in substantially the form appended as Schedule “A” to the Management Information Circular of the Company dated May 2, 2018, to be effective from the date determined by the Board of Directors of the Company;

2.	all unallocated Options issuable pursuant to the Amended Option Plan, as amended from time to time, are approved and authorized until June 4, 2021; and
3.
any one director or executive officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by shareholders who vote in person or by proxy at the Meeting. Management recommends a vote “for” in respect of the Option Plan Amendment Resolution.
APPROVAL OF COMMON SHARE CONSOLIDATION
At the Meeting, shareholders will be asked to consider, and if thought fit, to pass with or without amendment, a special resolution set forth below (the “Share Consolidation Resolution”) to amend its articles to effect a consolidation (the “Consolidation”) of the issued and outstanding Common Shares on a basis of up to 100 pre-Consolidation Common Shares being consolidated into one post-Consolidation Common Share, or such lesser number of pre-Consolidation Common Shares as may be accepted by the TSX and approved by the Board, in its sole discretion.  Approval of the Share Consolidation Resolution does not necessarily mean that the Board will implement the Consolidation. Even if the Share Consolidation Resolution is approved by shareholders at the Meeting, and accepted by the TSX, the Board will have the discretion not to proceed with the Consolidation.
In connection with the Consolidation, each stock option, warrant or other security of the Company convertible into pre-Consolidation Common Shares that has not been exercised or cancelled prior to the effective date of the implementation of the Consolidation will be adjusted pursuant to the terms thereof.

The outstanding options will be adjusted at the same Consolidation ratio. The warrants (“Warrants”) and notes (“Notes”) issued pursuant to the November 2017 underwritten public offering and concurrent private placement (the “2017 Financing”), contain certain provisions (“Event Price Provision”) that, on the sixteenth trading day following a consolidation or similar event, reduce the exercise or conversion price then in effect to the Event Market Price (as defined in such Warrant or Note).
As at the date hereof, a total 1,681,060,910 Common Shares in the capital of the Company were issued and outstanding. Accordingly, if the Consolidation is put into effect on the basis of the maximum authorized ratio of 100 pre-Consolidation Common Shares for every one post-Consolidation Common Share, a total of approximately 16,810,091 Common Shares in the capital of the Company would be issued and outstanding following the Consolidation, assuming no other changes to the issued capital.
Purpose of the Consolidation
The Board believes the Consolidation to be in the best interest of the Company because it believes that the Consolidation is the only opportunity to avoid a delisting of the Common Shares from the Nasdaq, on which the Common Shares are currently listed and posted for trading in the United States, on the basis of its bid price.
Our Common Shares are currently listed on the Nasdaq and on the TSX under the symbol “NVCN”. We must meet continued listing requirements to maintain the listing of our Common Shares on the Nasdaq and the TSX. For example, for continued listing, the Nasdaq requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share. On January 2, 2018, we received a notice from The Nasdaq Listing Qualifications Department indicating that the minimum bid price for our Common Shares had fallen below $1.00 for 30 consecutive business days, and that, therefore, we were no longer in compliance with Nasdaq Listing Rule 5550(a)(2) - bid price. We have 180 calendar days from January 2, 2018 to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our Common Shares will need to be at least $1.00 per share for a minimum of 10 consecutive business days. On May1, 2018, the closing price of the Common Shares was $0.04 on the Nasdaq. The Company is subject to, and has received notice from the Nasdaq Listing Qualifications Department for non-compliance with other Nasdaq Listing Rules. For a more fulsome description of risks relating to these rules and notices, see the Company’s Annual Information form filed on SEDAR and furnished on Form 6-K with the SEC at www.sec.gov.
The Consolidation would trigger a repricing under the warrants and notes of the Company outstanding in accordance with the provisions therein, which would result in further dilution to our shareholders.
Procedure
In the event the Consolidation is approved by the shareholders, accepted by the TSX, and implemented by the Board, the registered holders of Common Shares will be required to exchange the certificates representing their pre-Consolidation Common Shares for new certificates representing post-Consolidation Common Shares. Following the determination of the Consolidation ratio by the Board, and as soon as possible following the effective date of the Consolidation, the registered holders of Common Shares of the Company will be sent a transmittal letter by the Company’s transfer agent, Computershare. The letter of transmittal will contain instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the transfer agent. The transfer agent will forward to each registered shareholder who has sent the required documents a new Common Share certificate representing the number of post-Consolidation Common Shares to which the shareholder is entitled.

Shareholders will not have to pay a transfer or other fee in connection with the exchange of certificates. Shareholders should not submit certificates for exchange until required to do so. Until surrendered, each certificate formerly representing the Common Shares will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation.
Other Considerations
The Event Price Provision will likely result in a greater number of Common Shares being issued upon the conversion of the Notes and the exercise of the Warrants. Other than through the effects of the Event Price Provision, the Consolidation will not materially affect the percentage ownership in the Company by shareholders even though such ownership will be represented by a lesser number of Common Shares. The Consolidation will proportionately reduce the number of Common Shares held by all the shareholders.
The Event Price Provision will likely create downward pressure on the market price of the post-Consolidation Common Shares as a result of the Consolidation. There are numerous other factors and contingencies that could also affect the price of the Common Shares, including the status of the market for the Common Shares at the time, the Company’s operations and general economic, stock market and industry conditions.
Accordingly, the total market capitalization of the Common Shares after the Consolidation may be lower than the total market capitalization before the Consolidation, and, in the future, the market price of the post-Consolidation Common Shares may not exceed or remain higher than the market price prior to the Consolidation. As a result, the marketability and trading liquidity of the post-Consolidation Common Shares of the Company may not improve. The Consolidation may result in some shareholders owning “odd lots” of Common Shares which may be more difficult for such shareholders to sell or which may require greater transaction costs per share to sell.  If the Consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than would occur in the absence of the Consolidation. The market price of the Common Shares will, however, also be influenced by the Company’s performance and other factors, which are unrelated to the number of Common Shares outstanding.
No fractional Common Shares will be issued pursuant to the Consolidation.  In the event that a shareholder would otherwise be entitled to a fractional Common Share hereunder, the number of Common Shares issued to such shareholder shall be rounded up to the next greater whole number of Common Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Common Shares if the fractional entitlement is less than 0.5.
Share Consolidation Resolution
Pursuant to the Canada Business Corporations Act, the Company’s constating documents, and the requirements of the TSX, the Share Consolidation Resolution must be passed by two-thirds of the votes cast by shareholders present in person and represented by proxy at the Meeting. In the event that the Share Consolidation Resolution is not passed by a special resolution, the Company will not proceed with the Consolidation. The Consolidation is also subject to the approval of the TSX. The Company has engaged holders of the Warrants and Notes issued pursuant to the 2017 Financing to potentially amend certain provisions therein with regards to the Event Market Price (as defined in such Warrant or Note).  If the Company is not able to negotiate such amendment, the Company may elect not to proceed with the Consolidation.

Management unanimously recommends that you vote “for” in respect of the Share Consolidation Resolution.
“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.
the articles of the Company be amended to provide that the authorized share structure of Neovasc Inc. (the “Company”) may be altered by consolidating all of the issued and outstanding common shares of the Company on the basis to be selected by the Company’s board of directors, in its absolute discretion, provided that the consolidation shall be no greater than 100 pre-consolidation common shares for every one post-consolidation common share; and

2.
no fractional Common Shares shall be issued in connection with the Consolidation.  Where the Consolidation would otherwise result in a shareholder of the Company being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such shareholder shall be rounded up to the next greater whole number of Common Shares if the fractional entitlement is equal to or greater than 0.5 and shall be rounded down to the next lesser whole number of common Shares if the fractional entitlement is less than 0.5;

3.
the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders; and

4.
any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions.”

CORPORATE GOVERNANCE
General
Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the corporation. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.
The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.
Board of Directors
The Board currently consists of six directors: Paul Geyer (Chairman of the Board), Alexei Marko, Doug Janzen, Steven Rubin, Dr. Jane Hsiao and Dr. William O’Neill.

The Board approved a board mandate on April 29, 2014 (the “Board Mandate”). The Board Mandate requires that the Board meet as required, but at least once a quarter. In addition, management provides updates to the Board as needed between Board meetings. Depending on the level of activity, the Board will meet on an ad hoc basis where necessary to provide input and guidance to management. In general, management consults with the Board frequently and the Board is well informed regarding the Company’s affairs.
The Board Mandate requires that the Board be comprised of a majority of “independent” directors. Paul Geyer, Doug Janzen, Steven Rubin, Dr. Jane Hsiao and Dr. William O’Neill are independent directors as defined in NI 58-101 and National Instrument 52-110 Audit Committees (“NI 52-110”). Alexei Marko (an executive officer of the Company in the last three years) is deemed not to be an independent director of the Company.
The Board Mandate requires that the independent directors meet as required without non-independent directors and management, but at least once quarterly. Additionally, where necessary, the Board strikes special committees of independent directors to deal with matters requiring independence. The Board Mandate requires that the Board maintain a supervisory role over management, and requires that the Board will:
(a)
to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers and that all such executive officers are creating a culture of integrity throughout the Company;

(b)	ensure that the CEO is appropriately managing the business of the Company;
(c)	ensure appropriate succession planning is in place;
(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;
(e)	consider and approve major business initiatives and corporate transactions proposed by management; and
(f)	ensure the Company has internal control and management information systems in place.
Composition of the Board is such that a majority of the independent directors have significant experience in corporate affairs. As a result, these Board members are able to provide significant and valuable independent supervision over management.
The complete text of the Board Mandate is attached as Schedule “B” hereto.
2017 Attendance Record
The table below shows the number of Board meetings each director attended in 2017.
Name of Director	Number of Meetings Attended	Percentage Attendance
Paul Geyer	6 of 6	100%
Alexei Marko	6 of 6	100%
Douglas Janzen	6 of 6	100%

Name of Director	Number of Meetings Attended	Percentage Attendance
Steven Rubin	6 of 6	100%
Dr. Jane Hsiao	6 of 6	100%
Dr. William O’Neill	5 of 6	83%
Directorships
The following directors of the Company are also directors of other reporting issuers as set out below:
Name of Director	Name of Reporting Issuer	Name of Exchange Listed On
Douglas Janzen	Aequus Pharmaceuticals Inc. iCo Therapeutics Inc.	TSXV TSXV
Steven Rubin	Castle Brands, Inc. Cocrystal Pharma, Inc. Chromadex Corporation Non Invasive Monitoring Systems, Inc. Cogint, Inc. Kidville, Inc. OPKO Health, Inc. Eloxx Pharmaceuticals, Inc. VBI Vaccines Inc.	NYSE AMERICAN NASDAQ NASDAQ OTCBB NASDAQ OTCBB NASDAQ OTCBB NASDAQ
Dr. Jane Hsiao	Cocrystal Pharma, Inc. Non Invasive Monitoring Systems, Inc. OPKO Health, Inc. TransEnterix, Inc.	NASDAQ OTCBB NASDAQ NYSE AMERICAN

Orientation and Continuing Education
The Board Mandate requires the Board to develop a process for the orientation and education of new members of the Board, and support continuing education opportunities for all members of the board. In addition, the Company’s Corporate Governance and Nominating Committee (the “CGNC”) has a written Mandate (the “CGNC Mandate”), which requires that the CGNC:
(a)
ensure that a process is established for the orientation and education of new directors, to both the nature and operation of the Company’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors); and

(b)
ensure that the directors receive adequate information and continuing education opportunities on an on-going basis to enable them to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Company’s business remains current.

Most Board meetings are held by conference call, often including presentations by various functional areas, to give Board members additional insight into the business.

Ethical Business Conduct
The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing directors, executive officers and employees of the Company and its subsidiaries, which sets forth basic standards of ethical and legal behavior, and provides mechanisms for known or suspected ethical or legal violations. A copy of the Code was filed on the Company’s SEDAR profile at www.sedar.com on May 15, 2014. The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code.
In addition, the Board has adopted a Whistleblower Policy and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise.
The Company also has a Disclosure Policy (the “Disclosure Policy”) that is required to be followed by members of the Board, executive officers, and employees. The Disclosure Policy seeks to ensure that material information about the Company is communicated in a timely, factual and accurate manner, and broadly disseminated in accordance with applicable legal and regulatory requirements. The Disclosure Policy also establishes trading restrictions and blackout periods applicable to the Company’s directors, executive officers, employees, and certain other persons as described in the Disclosure Policy.
The Company has also adopted a Harassment Policy which seeks to provide a safe and respectful work environment that is free from harassment by, among other things, providing mechanisms through which harassing behavior may be reported, investigated and addressed.
Nomination of Directors
The process of nominating new directors to the Board involves the CGNC, the Board and management. The Board Mandate requires that appointments to the Board be reviewed on an annual basis. The CGNC Mandate requires that the CGNC identify, in consultation with the CEO, and recommend new directors with appropriate skills to the Board. The CGNC must assess whether each of the candidates so identified will be an independent director. In making its recommendations, the CGNC is required to consider:
(a)	the competencies and skills considered necessary for the Board as a whole to possess;
(b)	the competencies and skills that each existing director possesses; and
(c)	the competencies and skills each new nominee will bring to the Board.
In addition, the CGNC considers whether each new nominee can devote sufficient time and resources to his or her duties as a member of the Board. Recommendations made by the CGNC are considered and discussed, and if a candidate looks promising, the CGNC, the Board and management will conduct due diligence on the candidate. If the results are satisfactory, the candidate is invited to join the Board.
The Company currently has two women serving as executive officers or directors of the Company. The Company has not adopted a formal policy for the identification and nomination of female directors on a going forward basis nor has the Company imposed any formal targets for representation on its Board. The Company annually considers the experience and qualifications of its existing directors before nominating directors for re-election but at this time does not have a formal policy that imposes director term limits. When vacancies arise on its Board, the Company thoroughly considers the Board’s current composition, the Board’s needs on a going forward basis, as well as the experience and qualifications of potential nominees. The Company will continue to review its nomination procedures and will consider updating those procedures as necessary.
Compensation
The CEO’s compensation is determined by the Board (excluding the CEO), based on the recommendation of the Board’s Compensation Committee (the “Compensation Committee”). The Compensation Committee mandate (the “Compensation Committee Mandate”) states that the Compensation Committee will, in making its recommendation regarding the CEO’s salary, also review and consider the Company’s corporate goals and objectives and performance.
The Compensation Committee Mandate also tasks the Compensation Committee with reviewing and recommending changes to the compensation of the Board, as necessary, based on the consideration of factors and issues relevant to the Company. Compensation for Board members is determined by the Board as a whole taking into consideration any recommendations of the Compensation Committee.
For further information, see heading “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Committee”.
Board Committees
The Board believes that its proper governance and effectiveness in carrying out its duties is greatly enhanced by the use of committees. To assist in the discharge of its responsibilities, the Board has designated three standing committees: the audit committee (the “Audit Committee”), the Compensation Committee and the CGNC. The written mandates governing each of these committees require that the committees be comprised of independent directors.
The Audit Committee oversees the financial reporting procedures to satisfy itself that there are adequate internal controls over accounting and financial reporting systems. Details regarding the Audit Committee can be found in the Company’s Annual Information Form dated March 28, 2018 under the heading “Audit Committee Information” and in the Company’s Audit Committee Charter, the text of which is included as Schedule “A” to the Annual Information Form.
The Compensation Committee is composed of Dr. Jane Hsiao, Doug Janzen and Dr. William O’Neill, all of whom are independent directors. See heading “Election of Directors – Director Biographies” above for a description of the education and experience of each of the members of the Compensation Committee that is relevant to their performance as a Compensation Committee member.  All members of the Compensation Committee have held senior positions within similar companies or faculties and are familiar with designing and reviewing executive compensation packages through their roles within those companies and faculties.  For further information on the Compensation Committee, see the heading “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Committee”.
The CGNC is currently composed of Steven Rubin, Dr. Jane Hsiao, and Dr. William O’Neill. All members of the CGNC are independent directors. The CGNC is responsible for making recommendations to the Board concerning governance matters pertaining to the shareholders and the Board. Such matters include the establishment and review of the Company’s corporate governance principles and guidelines, orientation and education of directors and the nomination of new directors.

Other Board Committees
The Board has from time to time designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the most recently completed financial year, the Company did not designate any ad hoc committees.
Assessments
The CGNC Mandate requires that the CGNC be responsible for establishing systems and ensuring that the Board and its committees are performing effectively. At present, the CGNC assesses the effectiveness of the Board and its committees on an ongoing basis.
Position Descriptions
The Board has developed written position descriptions for the Chair of the Board, Chair of the Audit Committee, Chair of the Compensation Committee, Chair of the CGNC, and the CEO. These descriptions mandate that the appropriate chairs are responsible for, among other things, ensuring that their applicable corporate body discharges its responsibilities, scheduling and chairing meetings of such body, monitoring the completion of certain other delegated responsibilities and reporting, as applicable, on the activities of such body.
The CEO’s position description is, at a general level, the full responsibility of the day to day operation of the Company’s business in accordance with its strategic plan, budgets and policies. More specifically, the position description includes developing strategy, business plans and budgets to recommend to the Board in order to increase shareholder value, ensuring the Company has an effective management team below the level of CEO, and ensuring the business affairs of the Company are managed appropriately.
STATEMENT OF EXECUTIVE COMPENSATION
Named Executive Officers
The following individuals are defined as “named executive officers” or “NEOs” pursuant to Form 51-102F6 Statement of Executive Compensation:
(a)	the CEO of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;
(b)	the CFO of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;
(c)
each of Neovasc’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was individually more than $150,000 per year. "Executive Officer" means the chairman, and any vice-chairman, president, secretary or any vice-president and any officer of the Company or a subsidiary who performs a policymaking function in respect of the Company; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of Neovasc at the end of the most recently completed financial year.

During the most recently completed financial year, Neovasc had five NEOs namely: Chris Clark, CFO, Alexei Marko, Director and Former CEO (“Former CEO”), Brian McPherson, Chief Operating Officer (“Former COO”), Vicki Bebeau, Vice‑President of Clinical and Regulatory Affairs (“VP, CRA”) and Randy Lane, Vice‑President of New Concept Development & Intellectual Property (“VP, R&D”).
Compensation Discussion and Analysis
Compensation Committee
The Compensation Committee of the Company is composed of Dr. Jane Hsiao (Chair), Doug Janzen and Dr. William O’Neill, all of whom are independent directors of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section “Election of Directors – Director Biographies” above. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The Compensation Committee:
•	reviews and makes recommendations to the Board about the objectives, performance and compensation of the CEO;
•	reviews the recommendations of the CEO regarding:

•	compensation of the senior executive officers of the Company that report to the CEO;
•
the compensation policy of the Company (the “Executive Compensation Program”), including internal structure, annual review and relationship to market levels and changes to ensure the relationship between senior management performance and compensation is appropriate;

•	significant changes in the Company’s benefit plan and human resources policies with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel; and
•	issuance of stock options to employees, consultants, and directors; and
•	reviews overall compensation programs.

Compensation Discussion and Analysis
The Executive Compensation Program is set to attract and retain the best available talent while efficiently utilizing available resources.  The Company compensates executive management with a package typically including a base salary (“Base Salary”), an incentive compensation plan (“Incentive Compensation”) and equity compensation (“Equity Compensation”) designed to be competitive with comparable employers and to align management’s compensation with the long-term interests of the Company’s shareholders. Incentive Compensation is used as a short-term incentive to achieve Company objectives and Equity Compensation is designed to allow the participants to enjoy the benefits of any increase in Company valuation and share price, should such an increase occur.
The Base Salary, Incentive Compensation and Equity Compensation for the Company’s NEOs were determined by the Compensation Committee. The Compensation Committee set the compensation of the NEOs using their combined industry experience. The Compensation Committee delegated to the NEOs the responsibility to set the compensation packages for all other senior management and staff.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.
The Compensation Committee Mandate tasks the Compensation Committee with reviewing the Company’s compensation policies on an annual basis to determine whether they are aligned with the Company’s risk management principles and whether they might or are reasonably likely to encourage executives and employees to take excessive risks. In doing so, the Compensation Committee assesses whether the Equity Compensation Policy would likely give rise to material risks to the Company. The Company has not identified any risks arising from the Equity Compensation Policy that are reasonably likely to have a material adverse effect on the Company.
While there is currently no formal policy prohibiting directors and NEOs from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly by the directors and NEOs, no director or NEO has purchased any such financial instruments as of the date hereof.
The following table and graph compare the cumulative total shareholder return on $100 invested on Common Shares of the Corporation, with $100 invested in the S&P TSX Composite Index from December 31, 2012 to December 31, 2017 (the Company’s most recent financial year end)

	December 31, 2012	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2016	December 31, 2017
Neovasc	256.25	481.25	390.63	145.00	46.88	256.25
S&P TSX Composite Index	108.62	116.68	103.74	121.90	129.25	108.62

The trend in overall compensation paid to the NEOs over the last five years has generally not tracked the performance of the market price of the Company’s common shares, nor has it tracked the S&P TSX Composite Index during the period.  The Company has not included market price targets for its common shares as a component of the Company’s executive compensation program and strategy.

Base Salary
The Base Salary is set in comparison to the comparable positions in the market and in the industry. In considering the Base Salary, as well as the other components of executive management’s compensation, the Board takes into consideration the financial condition of the Company.
Stock-Based and Cash-Based Bonuses
The Company implemented a non-cash stock-based bonus scheme for the year ended December 31, 2014 which was applied to all of the NEOs, serving for the full year. The stock-based bonus scheme for 2014 included objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 75% of their potential stock-based award for 2014 based on their achievements against the objectives.
For the year ended December 31, 2015, the Compensation Committee eliminated the stock-based bonus and instead implemented a cash-based bonus whereby cash awards up to a maximum of 30% of each NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer.  The NEOs were awarded 22.5% of their potential cash-based award for 2015 based on their achievements against the objectives.
For the year ended December 31, 2016, the Compensation Committee continued with a cash-based bonus whereby cash awards up to a maximum of 30% of each NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 30% of their potential cash-based award for 2016 based on their achievements against the objectives.
For the year ended December 31, 2017, the Compensation Committee continued with a cash-based bonus whereby cash awards up to a maximum of 30% of each NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 50% of their potential cash-based award for 2016 based on their achievements against the objectives.

Option-Based Awards
The Board maintains the authority to award Equity Compensation, including stock options pursuant to the Company’s stock option plan (the “Option Plan”), to the Company’s NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company’s Option Plan is a 20% fixed stock option plan. In determining NEOs’ option based Equity Compensation, the Compensation Committee reviews each executive’s contribution to the Company’s strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives’ options. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of stock options, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. See the heading “Securities Authorized for Issuance under Equity Compensation Plans” for further information regarding the Option Plan.

EXECUTIVE OFFICER COMPENSATION
Summary Compensation Table
The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31, 2015, 2016 and 2017 is summarized as follows and expressed in Canadian dollars unless otherwise noted:
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)(3)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plan($)
Alexei Marko Former CEO & Director(4)	2017 2016 2015	C$432,000 C$415,000 C$385,000	N/A N/A N/A	C$186,638(1) NIL(3) NIL(3)	C$64,800 C$37,350 C$25,988	N/A N/A N/A	NIL NIL C$6,734	NIL NIL NIL	C$683.438 C$452,350 C$417,722
Chris Clark CFO & Secretary	2017 2016 2015	C$351,000 C$338,000 C$308,000	N/A N/A N/A	C$149,310(1) NIL(3) NIL(3)	C$52,500 C$30,420 C$20,790	N/A N/A N/A	NIL NIL C$8,476	NIL NIL NIL	C$552,960 C$368,420 C$337,266
Brian McPherson COO	2017 2016 2015	C$267,750 C$266,000 C$244,200	N/A N/A N/A	C$74,655(1) NIL(3) NIL(3)	C$41,513 C$23,940 C$16,484	N/A N/A N/A	NIL NIL C$7,977	NIL NIL NIL	C$392,918 C$289,940 C$268,611
Randy Lane VP, R&D	2017 2016 2015	C$283,250 C$275,000 C$244,200	N/A N/A N/A	C$223,965(1) NIL(3) C$434,500(2)(3)	C$42,487 C$24,750 C$16,484	N/A N/A N/A	C$10,622 C$10,313 $9,158	NIL NIL NIL	C$560,324 C$310,063 C$704,342
Vicki Bebeau VP, C&R	2017 2016 2015	C$335,216 C$339,200 C$324,261	N/A N/A N/A	C$298,620(1) NIL(3) C$434,500(2)(3)	C$50,282 C$30,528 C$21,077	N/A N/A N/A	C$6,704 C$7,023 C$6,714	NIL NIL NIL	C$694,123 C$376,751 C$786,552
Notes:
(1)
The Company uses the Black-Scholes option pricing model to calculate the fair value of option based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.12%; b) expected life of 5 years; c) the price of the stock on the grant date of $1.90; d) expected volatility of 110%; and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value

(2)
The Company uses the Black-Scholes option pricing model to calculate the fair value of option based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 0.75%; b) expected life of 5 years; c) the price of the stock on the grant date of $11.76; d) expected volatility of 76%; and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(3)	These numbers are calculated in accordance with IFRS 2 Share-based Payment (pre and post adoption of IFRS) and are the same numbers as used in the Company’s financial statements.
(4)	Amounts equal to RRSP monthly payments by the Company. See “Pension Plan Benefits”.
(5)	Mr. Marko did not receive any compensation related to his services as a director of the Company. Mr. Marko resigned as CEO in January 2018.

INCENTIVE PLAN AWARDS
Outstanding Share-based Awards and Option-based Awards
No share-based awards were granted to the NEOs in the most recent financial year. The following table sets out all option-based awards as at December 31, 2017, for each NEO:
	Option- based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Alexei Marko Former CEO & Director	40,000 250,000 125,000	C$2.49 C$6.50 C$1.90	February 27, 2018 April 15, 2019 March 31, 2022	NIL NIL NIL	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Chris Clark CFO & Secretary	32,000 200,000 100,00	C$2.49 C$6.50 C1.90	February 27, 2018 April 15, 2019 March 31, 2022	NIL NIL NIL	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Brian McPherson COO	24,000 150,000 50,000	C$2.49 C$6.50 C$1.90	February 27, 2018 April 15, 2019 March 31, 2022	NIL NIL NIL	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Randy Lane VP, R&D	16,000 225,000 50,000 150,000	C$2.49 C$6.50 C$11.76 C$1.90	February 27, 2018 April 15, 2019 February 24, 2020 March 31, 2022	NIL NIL NIL NIL	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Vicki Bebeau VP, C&R	150,000 50,000 200,000	C$6.80 C$11.76 C$1.90	May 12, 2019 February 24, 2020 March 31, 2022	NIL NIL NIL	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Notes:
(1)
Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as at December 31, 2017 (C$0.75 closing price on the TSX) and the exercise price of the options.

(2)
The original expiry date fell within a blackout period which remained in effect as at December 31, 2016. Pursuant to the terms of the Company’s stock option plan, if the expiry date for any option falls within a blackout period, such expiry date shall be automatically extended for a period of ten business days beyond the expiration of the blackout period.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each NEO:
Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Alexei Marko CEO & Director	NIL	N/A	N/A
Chris Clark CFO & Secretary	NIL	N/A	N/A
Brian McPherson COO	NIL	N/A	N/A
Randy Lane VP, R&D	NIL	N/A	N/A
Vicki Bebeau VP, C&R	NIL	N/A	N/A
Notes:
(1)	All options are granted at market price.

The following table sets out the burn rate of the Existing Option Plan for the three most recently completed financial years:
Year	Options Granted	Weighted Average Securities Outstanding (000,000)	Burn Rate
2017	1,844,500	81,523,874	2.26%
2016	170,061	67,465,300	0.25%
2015	1,423,677	65,397,132	2.18%
PENSION PLAN BENEFITS
The Company does not provide a pension plan for NEOs. The Company matches 50% of the contributions paid by certain NEOs into their Registered Retirement Savings Plans or 401(k) plans in the United States (“RRSP”). The NEOs each contribute 7.5% of their salaries to their respective RRSPs and receive a benefit of a 3.75% contribution paid by the Company.
TERMINATION, CHANGE OF CONTROL BENEFITS AND EMPLOYMENT CONTRACTS
Except as follows, the Company has not entered into any contracts, agreements, plans or arrangements that provide payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities:
1.
Between July 2008 and January 2018, Mr. Marko was CEO of the Company. Pursuant to his employment agreement, as amended, Mr. Marko was entitled to a base salary, which was C$432,000 for the 2017 financial year, a bonus of up to 30% of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Marko was entitled to receive the entirety of his compensation for an additional 12-month period. In addition, if such termination occurred within 12 months of a change of control, Mr. Marko would have received a cash payment equal to approximately 2 times his existing compensation. Mr. Marko’s employment agreement also provided for certain non-competition and non-solicitation restrictions within 12 months of the termination of his employment, for any reason. Assuming Mr. Marko was terminated on the last business day of most recently completed financial year, he would have received the following estimated payments:
Termination without cause: C$496,800
Termination within 12 months following a change of control: C$993,600
2.
In October 2007, Mr. Clark became CFO of the Company. Pursuant to his employment agreement, as amended, Mr. Clark is entitled to a base salary, which was C$351,000 for the 2017 financial year, a bonus of up to 30% of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Clark is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Clark will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Clark’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. Clark was terminated on the last business day of most recently completed financial year, he would receive the following estimated payments:

Termination without cause: C$315,900
Termination within 12 months following a change of control: C$526,500
3.
In June 2009, Mr. McPherson became COO of the Company. Pursuant to his employment agreement, as amended, Mr. McPherson is entitled to a base salary, which was $276,750 for the 2017 financial year, a bonus of up to 30%  of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. McPherson is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. McPherson will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. McPherson’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. McPherson was terminated on the last business day of most recently completed financial year, he would receive the following estimated payments:

Termination without cause: C$238,697.25
Termination within 12 months following a change of control: C$397,828.75
4.
In July 2011, Mr. Lane became Director, R&D of the Company. Pursuant to his employment agreement, as amended, Mr. Lane is entitled to a base salary, which was C$283,250 for the 2017 financial year, a bonus of up to 30% of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Lane is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Lane will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Lane’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr.

Lane was terminated on the last business day of most recently completed financial year, he would receive the following estimated payments:
Termination without cause: C$244,302.75
Termination within 12 months following a change of control: C$407,171.25
5.
In May 2014, Ms. Bebeau became VP, Clinical Affairs of the Company. Pursuant to her employment agreement, as amended, Ms. Bebeau is entitled to a base salary, which was C$263,680 for the 2017 financial year, a bonus of up to 30% of her salary based on meeting certain operation objectives, 401k matching and to participate in the Company’s Option Plan. Upon termination without cause, Ms. Bebeau is entitled to receive the entirety of her compensation for an additional 9-month period.  In addition, if such termination occurs within 12 months of a change of control. Ms. Bebeau will receive a cash payment equal to approximately 1.25 times her existing compensation. Ms. Bebeau’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of her employment, for any reason. Assuming Ms. Bebeau was terminated on the last business day of most recently completed financial year, she would receive the following estimated payments:

Termination without cause:  C$227,424
Termination within 12 months following a change of control:  C$379,040
DIRECTOR COMPENSATION
In 2017, the directors of the Company (excluding any executive officers) were paid an annual retainer of US$50,000, without any meeting fees. In addition, the Chairman of the Board, Mr. Paul Geyer, was paid an extra annual retainer of US$10,000 and the Chairman of the Audit Committee, Mr. Steven Rubin, was paid an extra annual retainer of US$10,000.
Summary Compensation Table
During the Company’s most recently completed financial year of December 31, 2017, the compensation paid to each director, who was not an NEO, is summarized as follows:
Name and Principal Position	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual Incentive Plans ($)	Long-term Incentive Plan ($)
Paul Geyer Chairman	78,278(1)	N/A	44,793	N/A	N/A	N/A	N/A	C$123,071
Steven Rubin Director	78,278(1)	N/A	44,793	N/A	N/A	N/A	N/A	C$123,071
Douglas Janzen Director	63,565(2)	N/A	44,793	N/A	N/A	N/A	N/A	C$108,358
Jane Hsiao Director	63,565(2)	N/A	44,793	N/A	N/A	N/A	N/A	C$108,358
William O’Neill Director	63,565(2)	N/A	44,793	N/A	N/A	N/A	N/A	C$108,358
Notes:

(1)	Salary paid was equal to US$60,000. For the purposes of this table, the salary paid has been converted into Canadian dollars using an average annual exchange rate of 1.2713.
(2)	Salary paid was equal to US$50,000. For the purposes of this table, the salary paid has been converted into Canadian dollars using an average annual exchange rate of 1.2713.
Share-based Awards and Option-based Awards
No share-based awards were granted to the directors in the most recent financial year. The following table sets out all option-based awards as at December 31, 2017, for each director who was not an NEO:
	Option- based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares of units or shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paul Geyer Chairman	80,000 80,000 15,000 30,000	C$2.49 C$6.50 C$11.76 C$1.90	February 27, 2018 April 15, 2019 February 24, 2020 March 31, 2022	NIL NIL NIL NIL	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Douglas Janzen Director	65,000 65,000 15,000 30,000	C$2.49 C$6.50 C$11.76 C$1.90	February 27, 2018 April 15, 2019 February 24, 2020 March 31, 2022	NIL NIL NIL NIL	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Jane Hsiao Director	65,000 65,000 15,000 30,000	C$2.49 C$6.50 C$11.76 C$1.90	February 27, 2018 April 15, 2019 February 24, 2020 March 31, 2022	NIL NIL NIL NIL	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Steven Rubin Director	75,000 75,000 15,000 30,000	C$2.49 C$6.50 C$11.76 C$1.90	February 27, 2018 April 15, 2019 February 24, 2020 March 31, 2022	NIL NIL NIL NIL	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
William O’Neill Director	65,000 65,000 15,000 30,000	C$2.49 C$6.50 C$11.76 C$1.90	February 27, 2018 April 15, 2019 February 24, 2020 March 31, 2022	NIL NIL NIL NIL	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Notes:
(1)
Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as at December 31, 2017 (C$0.75 closing price on the TSX) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each director who was not a NEO:
Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Paul Geyer Chairman	NIL	N/A	N/A
Douglas Janzen Director	NIL	N/A	N/A
Jane Hsiao Director	NIL	N/A	N/A
Steven Rubin Director	NIL	N/A	N/A
William O’Neill Director	NIL	N/A	N/A
Notes:
(1)	All options are granted at market price.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The shareholders of the Company approved the Existing Option Plan at the annual general meeting of shareholders held on June 12, 2012 and subsequently at the annual general meeting held on June 18, 2013. At the Company’s annual general meeting of the shareholders held on June 18, 2014, the Company approved amendments to the Option Plan to increase the number of Common Shares reserved for issuance under the Option Plan to 10,515,860 Common Shares and on June 13, 2017 the Company’s shareholders approved amendments to the replenishment feature of the plan.
Equity Compensation Plan Information
Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (as at December 31, 2017)	Weighted-average exercise price of outstanding options, warrants and rights (as at December 31, 2017)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as at December 31, 2017)
Equity compensation plans approved by securityholders(1)	5,778,310 (2)(3)	C$4.84	4,747,550
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,778,310 (2)(3)	C$4.84	4,747,550
Notes:
(1)
The Existing Option Plan enables the directors, executive officers, employees and consultants of the Company and its affiliates to participate in the growth and development of the Company by providing such persons with the opportunity, through options to purchase Common Shares, to acquire an increased proprietary interest in the Company that is aligned with the interests of the shareholders. The Existing Option Plan provides that 10,515,860 Common Shares (approximately 0.06% of the issued and outstanding Common Shares of the Company as of the date hereof) are reserved for issuance as options for eligible optionees (the “Optionees”).

(2)	This number represents 5.6% of the Company’s issued and outstanding Common Shares as of December 31, 2017.
(3)	Of which 64,128 are options outstanding outside of the Existing Option Plan, assumed in connection with the acquisition of B-Balloon Ltd. and Neovasc Medical Ltd. on July 1, 2008.

In accordance with the term of the Existing Option Plan, as administered by the Board, the Board may grant options to directors, executive officers, employees and consultants of the Company and its affiliates. The Existing Option Plan was adopted to offer incentives to directors, executive officers, employees, management and others who provide services to the Company or any subsidiary, to act in the best interests of the Company. The Board, in consultation with the Company’s Compensation Committee, has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable.
The Existing Option Plan provides that the Company can reserve for issuance up to 10,515,860 Common Shares as options (each, an “Option”). As of the date hereof, this number represents 0.06% of the Company’s issued and outstanding Common Shares.  As of the date hereof, there are 10,190,591 Common Shares reserved for issuance upon the exercise of outstanding Options, representing 0.06% of the Company’s issued and outstanding Common Shares. Accordingly, as of the date hereof there are 325,269 Common Shares available for issuance under the Existing Option Plan representing 0.00% of the Company’s issued and outstanding Common Shares. If approved by shareholders and adopted by the Company, the Amended Option Plan will modify the number of Common Shares the Company can reserve for issuance such that the number of Common Shares reserved for issuance under the Amended Option Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 15% of the issued and outstanding Common Shares from time to time.
The Existing Option Plan also contains a replenishment feature, which provides that the number of Common Shares reserved for issuance under the Amended Option Plan will automatically be replenished by an amount equal to the number of Common Shares issued upon the exercise of any Options under the Existing Option Plan.
Options issued under the Existing Option Plan can be exercisable for a maximum of 10 years from the effective date. Vesting of Options shall be at the discretion of the Board and, with respect to any particular Options granted under the Existing Option Plan, in the absence of a vesting schedule being specified at the time of grant, all such Options shall vest immediately. Where applicable, vesting of Options will generally be subject to:
(a) the participant remaining employed by or continuing to provide services to the Company or any of its affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its affiliates during the vesting period; or
(b) the participant remaining as a director of the Company or any of its affiliates during the vesting period.
The exercise price for Options issued under the Existing Option Plan will be set by the Board; however, the exercise price of an Option cannot be less than the Market Price (as defined therein) at the time of such grant of Options. The Market Price is defined as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant date. To exercise their Options, participants must either provide a certified cheque, wire transfer or bank draft, or may utilize the net settlement feature of the Existing Option Plan. Upon a net settlement exercise, the Company will deliver to such participant that number of Common Shares equal to the following formula:
That number of fully paid and non-assessable Common Shares (“X”) equal to the number of options (“Y”) multiplied by the quotient obtained by dividing the result of the Market Price of one Common Share (“B”) less the Exercise Price per Common Share (“A”) by the Market Price of one Common Share (“B”). Expressed as a formula, such conversion shall be computed as follows:
X = (Y) x	(B - A)
(B)
The Existing Option Plan provides that a holder may exercise their options in cash, or by providing a written notice to the Company pursuant to which the holder agrees to transfer and dispose of a specified number of options to the Company in exchange for Common Shares having a fair market value equal to the fair market value of such options disposed of and transferred to the Company.
The Existing Option Plan provides that the maximum number of Common Shares issuable to insiders under such plan cannot exceed the “Insider Participation Limit”, which means the number of Common Shares: (i) issued to Insiders within any one year period; and (ii) issuable to Insiders at any time; under the Existing Option Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Company’s total issued and outstanding Common Shares, respectively.
An option is personal to the grantee of the option and is non-transferable and non-assignable.  The Existing Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of options and the issuance of Common Shares. If the employment or appointment of an option holder with the Company or its affiliates is terminated by either party for any reason other than termination for cause or death, the options held by such option holder must be exercised within 120 days of the date of termination of the option holder’s employment or appointment with the Company. If terminated for cause, the options held by such option holder terminate and are cancelled upon the holder ceasing to be a director, executive officer or employee of the Company or its affiliates. In the case of the death of a holder, any vested option held by him at the date of death will become exercisable by the holder’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such holder and the date of expiration of the term otherwise applicable to such option.
In the normal course of business, there are times when the Company’s directors, executive officers and employees are party to material undisclosed information about the Company. Such periods are referred to as a “Blackout Period”. During a Blackout Period, securities laws prohibit such persons from trading in the Company’s securities, including exercising any option they may hold. Blackout Periods can be put into effect at any time, but are scheduled to occur prior to the release of the Company’s financial statements. The Existing Option Plan provides that if the expiry date for any Option should fall within a Blackout Period, or within nine business days of the expiration of a Blackout Period, such expiry date shall be automatically extended for a period of ten business days beyond the expiration of the Blackout Period.
The Existing Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Company. The Existing Option Plan also includes provisions pursuant to the recent amendments to the Income Tax Act (Canada) which requires the Company to withhold and remit to Canada Revenue Agency, the estimated tax on the deemed benefit arising from the exercise of a stock option. The Existing Option Plan also provides that in the event of a change of control of the Company, or in the event of a sale of all or substantially all of either the Tiara or Reducer assets, all previously granted options will immediately vest and become exercisable.

In order to comply with certain provisions of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the “Code”), in the granting of Options to eligible participants who are citizens or residents of the United States (including its territories, possessions and all areas subject to its jurisdiction), the Existing Option Plan provides that subject to certain conditions, such Options may be granted as incentive stock options (within the meaning of the Code) (“ISOs”). The Existing Option Plan limits the aggregate total of ISOs available to grant to 500,000 of the maximum number of Options available for issuance.
The Board may, subject to the requirements of the TSX Company Manual, at any time and from time to time, amend any of the provisions of the Existing Option Plan without consent or approval from shareholders, including without limitation:
(a)	amend, modify or terminate the Existing Option Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder;
(b)
to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission;

(c)
to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company, or adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying common shares of the Company from the maximum number reserved for issuance under the Existing Option Plan;

(d)	to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option’s expiry date;
(e)
to change the provisions for termination or cancellation of Options so long as the change does not permit the Company to grant an Option with an expiry date of more than maximum allowable expiry date in the TSX Company Manual or to extend an outstanding Option’s expiry date;

(f)
to make any addition to, deletion from or alteration of the provisions of the Existing Option Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the board of directors to be inconsistent with the purpose of the Existing Option Plan; and

(g)
to change the transferability of Options to permit a transfer or assignment to a spouse or other family member, an entity controlled by the Option holder or spouse or family member, an RRSP, TFSA, RRIF or managed investment account of the Option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes.

The above amendment provisions are also subject to, among other things, the following restricted amendment provisions (which will require Disinterested Shareholder Approval as such term is defined in the TSX Company Manual):

(a)	any reduction in the exercise price of an Option previously granted to an Insider (as defined in the TSX Company Manual);
(b)	subject to limited exceptions, any extension of the expiry date of an Option previously granted to an Insider (as defined in the TSX Company Manual);
(c)	any amendment to remove or to exceed the Insider Participation Limit (as defined in the TSX Company Manual);
(d)	any increase in the maximum number of securities issuable under the Existing Option Plan, either as a fixed number or a fixed percentage of the Company’s issued and outstanding common shares; and
(e)	any amendment to the amendment provisions described above.
On April 12, 2018, the Board amended the Existing Option Plan to amend the definition of “Market Price” to include the TSX or another stock exchange where the majority of the trading volume and value of the Common Shares occurs and to allow the exercise price to be denominated in either Canadian or United States dollars as determined by the Board. The Board was permitted under the Existing Option Plan to amend the Existing Option Plan without seeking securityholder approval.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
This Management Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.
MANAGEMENT CONTRACTS
Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company has purchased insurance for the benefit of its directors and executive officers against liability incurred by them, subject to certain limitations contained in and as outlined in the insurance policies. For the 12-month period ending June 30, 2017, the policy provides coverage to directors and executive officers in the aggregate amount in any policy year of C$30,000,000, subject to a deductible of C$Nil for Insured Persons under Insuring Agreement A (as defined in the policy) not indemnified by the company and C$50,000 in respect of all other claims under Insuring Clause B and $250,000 with respect to insuring Clause C. The total of premiums and fees charged for this insurance during the 2017-2018 policy term was $181,500.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2017. The Company will provide to any person or company, upon request to Chris Clark, CFO, one copy of the comparative financial statements of the Company filed with the applicable securities regulatory authorities for the Company’s two most recently completed financial years in respect to which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Company filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.
Copies of the above documents will be provided free of charge to securityholders of the Company. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document. The foregoing documents are also available on SEDAR at www.sedar.com.
OTHER MATTERS
The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Management Information Circular.

DIRECTORS’ APPROVAL
The contents of this Management Information Circular and its distribution to shareholders have been approved by the Board of the Company.
DATED at Richmond, British Columbia, May 2, 2018.
BY ORDER OF THE BOARD

(signed) Doug Janzen
Doug Janzen
Director

Schedule A
Amended Option Plan

NEOVASC INC.

AMENDED & RESTATED SHARE OPTION PLAN

Approved by the Board of Directors on:
_______________, 2018

Approved by the Shareholders on:
_______________, 2018

NEOVASC INC.
 (the “Company”)
SHARE OPTION PLAN
Dated for Reference April 30, 2018

ARTICLE 1
PURPOSE AND INTERPRETATION
Purpose
1.1        The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company.  It is the intention of the Company that this Plan will at all times be in compliance with the TSX Company Manual and any inconsistencies between this Plan and the TSX Company Manual will be resolved in favour of the latter.
Definitions
1.2        In this Plan
(a)        Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;
(b)        Blackout Period means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or when in anticipation of the release of quarterly or annual financials, to avoid potential conflicts associated with a company’s insider-trading policy or applicable securities legislation, (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company or in respect of an Insider, that Insider, is subject);
(c)        Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;
(d)        Change of Control includes situations where after giving effect to the contemplated transaction and as a result of such transaction:
(i)          any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,
(ii)         any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, holds in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor, where such Person or combination of Persons did not previously hold a sufficient number of voting shares to materially affect control of the Company or its successor and, in the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or resulting company is deemed to materially affect control of the Company or resulting company;
(e)        Common Shares means the common shares without par value in the capital of the Company providing such class is listed on the TSX;
(f)        Company means the company named at the top hereof and includes, unless the context otherwise requires, all of its Affiliates and successors according to law;
(g)        Consultant means an individual or Consultant Company with whom the Corporation or any of its Affiliates has a contract for services for an initial, renewable or extended period of twelve months or more and who is approved for participation in this Plan by the Board and for whom there exists an exemption from applicable prospectus requirements permitting the granting of an Option.
(h)        Consultant Company means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;
(i)         Director means a director of the Company or an Affiliate of the Company as may be elected from time to time;
(j)         Disinterested Shareholder Approval means approval of this Plan by a majority of the Company’s security holders, in accordance with the requirements stipulated in the TSX Company Manual, which for greater certainty, excludes the votes cast by Insiders entitled to receive a benefit under this Plan;
(k)        Disposition means the sale, exchange, transfer or other arrangement by which possession, legal title or beneficial ownership of all or substantially all of the property, products or all other personal property now or hereafter now held by a Person or any sale of the same outside the ordinary course of business by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing;
(l)         Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;
(m)       Effective Date for an Option means the date of grant thereof by the Board;
(n)          Eligible Participant means any Person who is a bona fide Director, Officer, Employee, Management Company Employee, Consultant, or Company Consultant, and also includes a company, 100% of the share capital of which is beneficially owned by one or more Eligible Participants;
(o)        Employee means:
(i)          an individual who is considered an employee under the Income Tax Act Canada (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);
(ii)         an individual who works full-time for the Company or an Affiliate thereof providing services normally provided by an employee and who is subject to the same control and direction by the Company or an Affiliate of the Company over the details and methods of work as an employee of the Company or an Affiliate of the Company, but for whom income tax deductions are not made at source; or
(iii)        an individual who works for the Company or an Affiliate thereof on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or an Affiliate of the Company over the details and methods of work as an employee of the Company or an Affiliate of the Company, but for whom income tax deductions need not be made at source;
(p)        Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;
(q)        Expiry Date means the expiry date of an Option as specified in the Option Commitment therefor;
(r)        Insider means an insider as defined in the TSX Company Manual which, as at the date hereof, means an insider as defined in the Securities Act (Ontario), which as at the date hereof, among other things, includes (i) a director or officer of a reporting issuer; (ii) a director or officer of a person or company that is itself an insider or subsidiary of a reporting issuer; and (iii) a person or company that has either individually or in the aggregate beneficial ownership of, or control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all of the reporting issuer’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person or company as underwriter in the course of a distribution;
(s)        Insider Participation Limit means the insider participation limit as defined in the TSX Company Manual, which, as at the date hereof, means the number of the Company’s securities: (i) issued to Insiders within any one year period; and (ii) issuable to Insiders, at any time; under this Plan, or when combined with all of  the Company’s  other security based compensation arrangements, which cannot exceed 10% of the Company’s total issued and outstanding securities; respectively;
(t)         ISO has the meaning given in Section 3.11;
(u)        Management Company Employee means an individual employed by a Person providing management services to the Company or an Affiliate which are required for the ongoing successful operation of the business enterprise of the Company or an Affiliate, but excluding a Person engaged in Investor Relations Activities;
(v)        Market Price means the prior day’s closing price of the Company’s Common Shares on the TSX or another stock exchange where the majority of the trading volume and value of the Common Shares occurs during the six month period preceding the relevant date;
(w)       Officer means a Board appointed officer of the Company;
(x)        Option means the right to purchase Common Shares granted hereunder to an Eligible Participant;
(y)        Option Commitment means the notice of grant of an Option delivered by the Company hereunder to an Eligible Participant and substantially in the form of Schedule A attached hereto, or in such form as may be approved by the Board at the time of the grant of the Option;

(z)        Optioned Shares means Common Shares that may be issued in the future to an Eligible Participant upon the exercise of an Option;
(aa)      Optionee means the recipient of an Option hereunder;
(bb)      Outstanding Shares means at the relevant time, the number of issued and outstanding Common Shares of the Company;
(cc)      Participant means an Eligible Participant that becomes an Optionee;
(dd)      Person includes a company, any unincorporated entity, or an individual;
(ee)      Plan means this share option plan, the terms of which are set out herein or as may be amended;
(ff)       Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under this Plan as provided in §2.2;
(gg)      Reducer means the assets, undertakings, property and rights of the Company of every kind and description, including the contracts to which the Company is a party or has rights or obligations under, and including any patents, patent applications, industrial designs or industrial design applications, trademarks, copyrights or any other intellectual property rights, and all other assets in respect of the Company’s Reducer product;
(hh)      Regulatory Approval means the approval of the TSX and any other securities regulatory authority that has lawful jurisdiction over this Plan and any Options issued hereunder;
(ii)        Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, or any successor legislation;
(jj)        Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to an Eligible Participant;
(kk)      Take Over Bid means a take over bid as defined in subsection 92(1) of the Securities Act or the analogous provisions of securities legislation applicable to the Company;
(ll)        Tiara means the assets, undertakings, property and rights of the Company of every kind and description, including the contracts to which the Company is a party or has rights or obligations under, and including any patents, patent applications, industrial designs or industrial design applications, trademarks, copyrights or any other intellectual property rights, and all other assets in respect of the Company’s Tiara product;
(mm)    TSX means the Toronto Stock Exchange and any successor thereto;
(nn)      TSX Company Manual means the rules and policies of the TSX contained in the TSX Company Manual, as amended from time to time; and
(oo)      Withholding Amount means an amount determined in respect of an Optionee under Section 4.3(a)(i).

Other Words and Phrases
1.3        Words and phrases used in this Plan but which are not defined in this Plan, but are defined in the TSX Company Manual, will have the meaning assigned to them in the TSX Company Manual.
Gender
1.4        Words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa.
ARTICLE 2
SHARE OPTION PLAN
Establishment of Share Option Plan
2.1        This Plan is hereby established to recognize contributions made by Eligible Participants and to create an incentive for their continuing assistance to the Company and its Affiliates.
Maximum Plan Shares
2.2        The maximum aggregate number of Plan Shares that may be reserved for issuance under this Plan, together with any Common Shares reserved for issuance pursuant to incentive securities granted under Share Compensation Arrangements other than this Plan, shall not exceed 15% of the Common Shares issued and outstanding at the time of grant.
Replenishment
2.3        Any Plan Shares subject to an Option which for any reason is cancelled or terminated without having been exercised, or which expires prior to having been exercised, shall be returned to this Plan and again be available for re-issuance under this Plan.
2.4        The number of Plan Shares that may be reserved for issuance under this Plan will be replenished by an amount equal to the number of Common Shares issued upon exercise of any Options.
2.5        Notwithstanding any other provision of this Plan, shareholder approval of this Plan shall be obtained at least once every ten years following adoption of this Plan.
Eligibility
2.6        Options to purchase Common Shares may be granted hereunder to Eligible Participants, from time to time by the Board.
Options Granted Under this Plan
2.7        All Options granted under this Plan will be evidenced by an Option Commitment in the form attached as Schedule A, or in such form as may be approved by the Board at the time of the grant of the Option, showing the number of Optioned Shares, the Expiry Date, a reference to vesting terms, if any, and the Exercise Price.
2.8        Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.
Limitations on Issue
2.9        Subject to §2.12, under this Plan:
(a)        an Eligible Participant cannot be granted an Option that would exceed the Insider Participation Limit; and

(b)        the aggregate number of Options granted to all Insiders cannot exceed the Insider Participation Limit;
unless, in either case, the Company has obtained Disinterested Shareholder Approval to do so in accordance with the TSX Company Manual.
Powers of the Board
2.10      The Board will be responsible for the general administration of this Plan and the proper execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder.  Without limiting the generality of the foregoing, the Board has the power to
(a)        allot Common Shares for issuance in connection with the exercise of Options;
(b)        grant Options hereunder;
(c)        subject to any necessary Regulatory Approval, amend, suspend, terminate or discontinue this Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of this Plan will, without the prior written consent of all Optionees, alter or impair any Option previously granted under this Plan unless the alteration or impairment occurred as a result of a change in the TSX Company Manual; and
(d)        delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorized so to do.

Amendment of this Plan or Options by the Board of Directors
2.11      Subject to the requirements of the TSX Company Manual and §2.12 below, the Board will have the  right at any time and from time to time, to amend any of the provisions of this Plan or any Option in any manner without consent or approval from any Participant or shareholder of the Company (provided that no such amendment may be made that will materially prejudice the rights of any Participant under any Option previously granted to the Participant without consent by such Participant), including without limitation:
(a)        amend, modify or terminate this Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder;
(b)        to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in this Plan or any Option;
(c)        to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Corporation, or if this Plan has a fixed number of securities issuable, adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number reserved for issuance under this Plan;
(d)        to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option Commitment’s expiry date;
(e)        to change the provisions for termination or cancellation of Options so long as the change does not permit the Corporation to grant an Option with an Expiry Date of more than maximum allowable expiry date in the TSX Company Manual, if applicable, or to extend an outstanding Option Commitment’s Expiry Date;
(f)         to make any addition to, deletion from or alteration of the provisions of this Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of this Plan; and
(g)        to change the transferability of Options (other than ISOs) to permit a transfer or assignment to a spouse or other family member, an entity controlled by the Participant or spouse or family member, an RRSP, TFSA, RRIF or managed investment account of the Participant, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Participant, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes.
Amendments Requiring Disinterested Shareholder Approval
2.12      The Company will be required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:
(a)        any reduction in the Exercise Price of an Option previously granted to an Insider;
(b)        any extension of the Expiry Date of an Option previously granted to an Insider (except for an extension to the Expiry Date of an Option pursuant to §3.7 or §3.10);
(c)        any amendment to remove or to exceed the Insider Participation Limit;
(d)        any increase in the maximum number of securities issuable under this Plan, either as a fixed  number or a fixed percentage of the Company’s issued and outstanding Common Shares; and
(e)        any amendment to §2.11 above;
provided that Disinterested Shareholder Approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to this Plan or the number and kind of shares subject to unexercised Options granted and in the Exercise Price of such Options and the making of provisions for the protection of the rights of Participants under this Plan in accordance with the section or sections of this Plan which provide for such increase, decrease, substitution, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange or shares, other corporate change or reorganization, amalgamation or consolidation of the Company, or for the amendment of such section or sections.
Survival of Amendment Provisions
2.13      The full powers of the Board as provided for in this Article 2 or elsewhere in this Plan will survive the termination of this Plan until all Options have been exercised in full or have otherwise terminated or expired. If this Plan is terminated, the provisions of this Plan and any related administrative policies, rules, regulations or guidelines adopted by the Board and in force at the time of termination of this Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

Options Granted Under the Company’s Previous Share Option Plans
2.14      Any option granted pursuant to a stock option plan previously adopted by the Board which is outstanding at the time this Plan comes into effect shall be deemed to have been issued under this Plan and shall, as of the date this Plan comes into effect, be governed by the terms and conditions hereof.
ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS
Exercise Price
3.1        The Exercise Price of an Option cannot be less than the Market Price and will be set by the Board on the Effective Date. The Exercise Price may be denominated in either Canadian or United States dollars as determined by the Board.
Term of Option
3.2        An Option can be exercisable for a maximum of 10 years from the Effective Date.
Vesting of Options
3.3        Subject to §3.4, vesting of Options shall be at the discretion of the Board and, with respect to any particular Options granted under this Plan, in the absence of a vesting schedule being specified at the time of grant, all such Options shall vest immediately.  Where applicable, vesting of Options will generally be subject to:
(a)        the Eligible Participant remaining employed by or continuing to provide services to the Company or any of its Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its Affiliates during the vesting period; or
(b)        the Eligible Participant remaining as a Director of the Company or any of its Affiliates during the vesting period.
Effect of Take Over Bid
3.4        If a Take Over Bid is made to the shareholders generally then the Company shall immediately upon receipt of notice of the Take Over Bid, notify each Optionee currently holding an Option of the Take Over Bid, with full particulars thereof whereupon such Option may, notwithstanding §3.3 or any vesting requirements set out in the Option Commitment, be immediately exercised in whole or in part by the Optionee.
Acceleration of Vesting on Change of Control
3.5        In the event of a Change of Control occurring, Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control.
Acceleration of Vesting on Disposition
3.6        In the event of a Disposition of either Reducer or Tiara, Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Disposition.

Extension of Options Expiring During Blackout Period
3.7        Should the Expiry Date for an Option fall within a Blackout Period, or within nine (9) Business Days following the expiration of a Blackout Period, such Expiry Date shall be automatically extended without any further act or formality to that day which is the tenth (10th) Business Day after the end of the Blackout Period, such tenth Business Day to be considered the Expiry Date for such Option for all purposes under this Plan provided that this §3.7 shall not apply to any ISO.  Notwithstanding §2.10, the tenth Business Day period referred to in this §3.7 may not be extended by the Board.
Optionee Ceasing to be Director, Employee or Eligible Participant
3.8        Options may be exercised after the Eligible Participant has left his/her employ/office or has been advised by the Company that his/her services are no longer required or his/her service contract has expired, until the Expiry Date, except as follows:
(a)        in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date;
(b)        an Option granted to any Eligible Participant will terminate 120 days (or such other time as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to the Expiry Date of the Option) after the date the Optionee ceases to be employed by or provide services to the Company, and only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company; and
(c)        in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same.
Non Assignable
3.9        Subject to §3.8 and §2.11(g), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable. Eligible Participants that are not individuals will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its securities, or to issue more of its securities (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.
Adjustment of the Number of Optioned Shares
3.10      The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:
(a)        in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;
(b)        in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;
(c)        in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;
(d)        in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof.  The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this §3.10;
(e)        an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;
(f)        the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder.  Any fractional interest in a Common Share that would, except for the provisions of this §3.10, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and
(g)        if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.10, such questions will be conclusively determined by the Company’s auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company’s principal executive office) that the Company may designate and who will be granted access to all appropriate records and such determination will be binding upon the Company and all Optionees.
U.S. Participants
3.11      Any Option granted under the Plan to a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a “U.S. Participant”) may be an incentive stock option (an “ISO”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the “Code”), but only if so designated by the Company in the agreement evidencing such Option.  No provision of this Plan, as it may be applied to a U.S. Participant with respect to Options which are designated as ISOs, shall be construed so as to be inconsistent with any provision of Section 422 of the Code or the Treasury Regulations thereunder.  Grants of Options to U.S. Participants which are not designated as or otherwise do not qualify as ISOs will be treated as nonstatutory stock options for U.S. federal tax purposes.  Notwithstanding anything in this Plan contained to the contrary, the following provisions shall apply to ISOs granted to each U.S. Participant:

(a)        ISOs shall only be granted to individual U.S. Participants who are, at the time of grant, employees of the Company (or any parent corporation or subsidiary corporation thereof) within the meaning of Section 423(e) or 424(f) of the Code, respectively.  Any director of the Company who is a U.S. Participant shall be ineligible to vote upon the granting of such Option;
(b)        the aggregate fair market value (determined as of the time an ISO is granted) of the Common Shares subject to ISOs exercisable for the first time by a U.S. Participant during any calendar year under this Plan and all other stock option plans, within the meaning of Section 422 of the Code, of the Company shall not exceed One Hundred Thousand Dollars in U.S. funds (U.S.$100,000);
(c)        the Option Price for Common Shares under each ISO granted to a U.S. Participant pursuant to this Plan shall be not less than fair market value of such Common Shares at the time the Option is granted, as determined in good faith by the directors at such time (unless such ISO is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code);
(d)        the ISO shall not be transferable by the U.S. Participant otherwise than by will or the laws of descent and distribution and shall be exercisable during the U.S. Participant’s lifetime only by the U.S. Participant;
(e)        if any U.S. Participant to whom an ISO is to be granted under the Plan at the time of the grant of such ISO is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company, then the following special provisions shall be applicable to the ISO granted to such individual:
(i)          the Exercise Price (per share) subject to such ISO shall not be less than one hundred ten percent (110%) of the fair market value of one Common Share at the time of grant; and
(ii)         the exercise period shall not exceed five (5) years from the date of grant;
(f)        no ISO may be granted hereunder to a U.S. Participant following the expiration of ten (10) years after the date on which this Plan is adopted by the Company or the date on which the Plan is approved by the shareholders of the Company, whichever is earlier;
(g)        no ISO granted to a U.S. Participant under the Plan shall become exercisable unless and until the Plan shall have been approved by the shareholders of the Company; and
(h)        notwithstanding anything in this Plan contained to the contrary, the maximum number of Common Shares which may be issued under this Plan as ISOs at any one time shall be 450,000,000 Common Shares as adjusted from time to time pursuant to section 3.10 herein.
ARTICLE 4
commitment and exercise PROCEDURES
Option Commitment
4.1        Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to this Plan and have the right to purchase the Optioned Shares at the Exercise

Price set out therein subject to the terms and conditions hereof, including any additional requirements contemplated with respect to the payment of required withholding taxes on behalf of the Optionees.
Manner of Exercise
4.2        (a)  Cash Exercise.  An Optionee who wishes to exercise his Option may do so at any time, or from time to time, during the term of such Option, provided such exercise is in compliance with all applicable securities laws and the rules and policies of any exchange or quotation system upon which the Optioned Shares are listed or quoted, as they are then in effect on the date of exercise, and provided that no Blackout Period is then in effect, by delivering a written notice to the Company from the Optionee specifying:
(i)          the number of Optioned Shares being acquired pursuant to the Option;
(ii)         the restrictions, if any, imposed on the Optioned Shares purchased under the Option Commitment; and
(iii)        such representations and agreements regarding the Optionee’s investment intent, access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws; and
(iv)        a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired.
(b)        Net Settlement.  In the alternative to Section 4.2(a), an Optionee may provide a written notice to the Company pursuant to which the Optionee agrees to transfer and dispose of a specified number of Options to the Company in exchange for a number of Common Shares having a market value equal to the intrinsic value of such Options disposed of and transferred to the Company (“Net Settlement”).  The decision of whether or not to permit Net Settlement for any Option is in the sole discretion of the Company and will be made on a case by case basis. Upon the Net Settlement of Options (the “Disposed Options”), the Company shall, subject to Section 4.3(b), deliver to the Participant, that number of fully paid and non-assessable Shares (“X”) equal to the number of Disposed Options (“Y”) multiplied by the quotient obtained by dividing the result of the Market Price of one Common Share as determined as at the date of exercise (“B”) less the Exercise Price per Common Share (“A”) by the Market Price of one Common Share as determined as at the date of exercise (“B”). Expressed as a formula, such number of Common Shares shall be computed as follows:
X = (Y) x	(B - A)
(B)

No fractional Common Shares shall be issuable upon the Net Settlement of Options, such Common Shares to be rounded down to the nearest whole number.
Tax Withholding and Procedures
4.3        (a)       Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law.  Without limiting the generality of the foregoing and subject to Section 4.3(b), an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in Section 4.2 and elsewhere in this Plan, and as a condition of exercise:
(i)          deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts (the “Withholding Amount”); or

(ii)         otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the Withholding Amount will be securely funded; or
(iii)        direct a portion of the Optioned Shares or Common Shares acquired pursuant to Section 4.2 be sold by a broker, the funds from such sale paid to the Company and the Company directed to remit the funds received to the Canada Revenue Agency and/or such other applicable provincial taxation authority in satisfaction of the applicable Withholding Amount;
and must in all other respects follow any related procedures and conditions imposed by the Company.
(b)        Notwithstanding anything else contained in this Plan, in the event that an Optionee provides written notice to the Company to permit the net settlement of Options pursuant to Section 4.2(b), rather than delivering to the Participant that number of Common Shares provided for under Section 4.2(b), the Company may in its sole discretion instead:
(i)          deliver to the Participant that number of Common Shares provided for under Section 4.2(b), less that number of Common Shares equal to the quotient obtained by dividing the Withholding Amount by the Market Price of one Common Share; and
(ii)         remit on behalf of the Optionee out of the Company’s funds the Withholding Amount to the applicable taxation authorities.
In the event that the Company determines to follow the procedures set forth in this Section 4.3(b), then Sections 4.3(a)(i), 4.3(a)(ii) and 4.3(a)(iii) shall not apply to the applicable Optionee. No fractional Common Shares shall be issuable pursuant to this Section 4.3(b), such Common Shares to be rounded down to the nearest whole number.
Delivery of Optioned Shares and Hold Periods
4.4        Subject to applicable securities laws, as soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue to the Optionee the appropriate number of Optioned Shares.
ARTICLE 5
GENERAL
Employment and Services
5.1        Nothing contained in this Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same.  Participation in this Plan by an Optionee is voluntary.
No Representation or Warranty
5.2        The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of this Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder (including the United States Internal Revenue Code) or the tax consequences to an Eligible Participant.  Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of each Participant and not the Company.
Interpretation
5.3        This Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Effective Date of Plan
5.4        This Plan will supersede and replace all previous stock options plans and will become effective from and after the date that the Company’s common shares are listed and posted for trading on the TSX.
Amendment of this Plan
5.5        The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate this Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder.  Subject to the terms of this Plan, any amendment to any provision of this Plan will be subject to any necessary Regulatory Approvals unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Eligible Participants.

SCHEDULE A
SHARE OPTION PLAN
OPTION COMMITMENT
Notice is hereby given that, effective this ____ day of ______, 20__, NEOVASC INC. (the “Company”) has granted to ______________ (the “Optionee”), an Option to acquire __________ Common Shares (“Optioned Shares”) at an Exercise Price of US$_____ per share or Cdn$_____ per share and an Expiry Date of ________ (Vancouver Time) on the ___ day of ____________.
Optioned Shares are to vest subject to the terms and conditions of the Plan and according to one of the following provisions:

€	Optioned Shares are to vest immediately; or
€	Optioned Shares are to vest on December 31, _____.
Once vested, this Option shall expire 120 days after the Optionee ceases to be employed by or provide services to the Company.
The grant of the Option evidenced hereby is made subject to the terms and conditions of the Plan, which are hereby incorporated herein and form part hereof. Capitalized terms used but not defined herein shall have the definitions attributed to them in the Plan.
To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price.  Alternatively, you may make written application to the Company to permit the net settlement of your Option pursuant to Section 4.2(b) of the Plan.  A certificate or written notice in the case of uncertificated shares for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter.
The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Eligible Participant (as defined in this Plan), entitled to receive Options under the TSX Company Manual.
NEOVASC INC.

_____________________________________
Authorized Signatory
_____________________________________
Optionee:

Schedule B
Board Mandate

NEOVASC INC.
BOARD MANDATE
Purpose
The board of directors (the “Board”) of Neovasc Inc. (the “Corporation”) is responsible for the proper stewardship of the Corporation.  The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.
Membership and Reporting
1.
The Board will be comprised of a majority of “independent” directors within the meaning of the applicable listing standards of the Toronto Stock Exchange and the Nasdaq Stock Market and will have the number of directors as may be determined in accordance with the Canada Business Corporations Act, and the Corporation’s articles and bylaws.

2.
Appointments to the Board will be reviewed on an annual basis.  The Corporate Governance and Nomination Committee (the “CGNC”), in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.
The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable.  The Chairman will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation and will develop, in its discretion, a formal or informal process for the shareholders to provide feedback to the Board.
Terms of Reference
Meetings
1.	The Board will meet as required, but at least once quarterly.
2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.
Meeting Preparation and Attendance
3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:
(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.
Corporate Planning
4.	The Board will:
(a)	adopt a strategic planning process and approve a strategic plan each year; and
(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.
Risk Management and Ethics
5.	The Board will:
(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;
(b)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and
(c)	adopt a disclosure policy.
Supervision of Management
6.	The Board will:
(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;
(b)	ensure that the CEO is appropriately managing the business of the Corporation;
(c)	ensure appropriate succession planning is in place;
(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;
(e)	consider and approve major business initiatives and corporate transactions proposed by management; and
(f)	ensure the Corporation has internal control and management information systems in place.
Management of Board Affairs
7.	The Board will:
(a)	develop a process for the orientation and education of new members of the Board;

(b)	support continuing education opportunities for all members of the Board;
(c)	in conjunction with the CGNC, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;
(d)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;
(e)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and
(f)	disclose on an annual basis the mandate and composition of the Board and its committees.

Approved by the Board:  April 29, 2014

DOCUMENT 2

neovasc

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

XBHQ 000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class
COMMON SHARES

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual General and Special Meeting to be held on June 4, 2018 at 8:00 AM (Vancouver Time)

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 8:00 AM (Vancouver Time) on May 31, 2018.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

XBHQ_PRX_273269/000001/000001/i

SAM SAMPLE

C9999999999

IND C01

Appointment of Proxyholder

I/We being holder(s) of Neovasc Inc. hereby appoint: Paul Geyer, Chairman, or failing him, Fred Colen, Chief Executive Officer, or failing him, Chris Clark, Chief Financial Officer,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of securityholders of Neovasc Inc. to be held at 2600 – 595 Burrard Street, Vancouver, British Columbia, on June 4, 2018 at 8:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Paul Geyer	☐	☐	02. Alexei Marko	☐	☐	03. Doug Janzen	☐	☐
04. Steven Rubin	☐	☐	05. Dr. Jane Hsiao	☐	☐	06. Dr. William O'Neill	☐	☐

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	For	Withhold
2. **Appointment of Auditors** Appointment of Grant Thornton LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Approval of Share Consolidation** To consider and, if thought fit, to approve, with or without amendment, a special resolution approving the consolidation of the Company's common shares, the full text of which resolution is set out in the accompanying Management Information Circular under the heading "Approval of Common Share Consolidation".	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

X B H Q 2 7 3 2 6 9 1 P I Z A R 2 9 9 9 9 9

neovasc

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

XBHQ 000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class
COMMON SHARES

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual General and Special Meeting to be held on June 4, 2018 at 8:00 AM (Vancouver Time)

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 8:00 AM (Vancouver Time) on May 31, 2018.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

XBHQ_PRX_273269/000002/000002/i

DOCUMENT 3

neovasc

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

XBHQ 000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class
COMMON

Holder Account Number
B9999999999 IND

Intermediary
ABCD

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Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on June 4, 2018 at 8:00 AM (Vancouver Time)

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. *We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these securities to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

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VIFs submitted must be received by 8:00 AM (Vancouver Time) on May 31, 2018.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

XBHQ_VIF_273267/000001/000001/i

SAM SAMPLE

B9999999999

IND DT

Appointee(s)

Management Appointees are: Paul Geyer, Chairman, or failing him, Fred Colen, Chief Executive Officer, or failing him, Chris Clark, Chief Financial Officer,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of securityholders of Neovasc Inc. to be held at 2600 – 595 Burrard Street, Vancouver, British Columbia, on June 4, 2018 at 8:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Paul Geyer	☐	☐	02. Alexei Marko	☐	☐	03. Doug Janzen	☐	☐
04. Steven Rubin	☐	☐	05. Dr. Jane Hsiao	☐	☐	06. Dr. William O'Neill	☐	☐

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	For	Withhold
2. **Appointment of Auditors** Appointment of Grant Thornton LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Approval of Share Consolidation** To consider and, if thought fit, to approve, with or without amendment, a special resolution approving the consolidation of the Company's common shares, the full text of which resolution is set out in the accompanying Management Information Circular under the heading "Approval of Common Share Consolidation".	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

X B H Q 2 7 3 2 6 7 1 V I Z A R 1 9 9 9 9 9

neovasc

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

XBHQ 000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class
COMMON

Holder Account Number

B9999999999 IND

Intermediary

ABCD

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Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on June 4, 2018 at 8:00 AM (Vancouver Time)

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. *We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these securities to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

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VIFs submitted must be received by 8:00 AM (Vancouver Time) on May 31, 2018.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4291 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

XBHQ_VIF_273267/000002/000002/i

DOCUMENT 4

NEOVASC INC.
(the “Company”)

CERTIFICATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

RE:	The abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

In connection with the abridgement of the time periods (the “Abridgement”) by the Company for notifying various regulatory authorities, exchanges and depositories of the record date and meeting date for the Company’s annual general and special meeting of shareholders to be held on June 4, 2018 (the “Meeting”), and for delivering requests for beneficial ownership information to certain participants and intermediaries in connection with the Meeting, the undersigned, Chris Clark, Chief Financial Officer of the Company, hereby certifies for and on behalf of the Company and not in his personal capacity as follows:
(a)	the Company has made arrangements regarding the delivery of proxy-related materials in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;
(b)	the Company has otherwise carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and
(c)	the Company is relying upon Section 2.20 of NI 54-101 in making the Abridgement with respect to subsections 2.2(1) and 2.5(1) of NI 54-101.
[Remainder of page left intentionally blank.]

DATED as of May 7, 2018

NEOVASC INC.

By:	(Signed) Chris Clark
Name: Chris Clark
Title: Chief Financial Officer

Neovasc Inc. - Abridgement Certificate